FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

7 September 2007 - Publication of Amendment to F-4

Following the filing by ABN AMRO of its Form 6-K on 31 August 2007,  including a  reconciliation  of IFRS net profit and  shareholders'
equity to US GAAP for the 6 months ended 30 June 2007,  Fortis,  RBS and  Santander  (collectively,  the "Banks")  have today  publicly filed an  amendment  to the Form F-4 with the SEC.  The Form F-4 was first filed on 20 July 2007 in  connection  with the Banks'  offer for ABN AMRO.  The amendments to the Form F-4 include the addition of pro forma  combined US GAAP  financial  information  for ABN AMRO and RBS as of and for the 6 months ended 30 June 2007.

Copies of the offer  documents  and of  documents  incorporated  by reference in the offer  documents  may be obtained  free of charge, subject to the same  restrictions  as apply to the offers,  by contacting the Dutch exchange agent or the global  information  agent at the addresses and telephone numbers below.

The Dutch exchange agent:                                       The global information agent:
Fortis Bank (Nederland) N.V.                                    D.F. King & Co., Inc.
Rokin 55                                                        2 London Wall Buildings, 2nd Floor
1012 KK Amsterdam                                               London Wall, London EC2M 5PP
The Netherlands                                                 United Kingdom
Tel: +31 20 527 24 67                                           European Toll Free Help Line: 00 800 5464 5464
                                                                48 Wall Street, 22nd Floor
                                                                New York, NY 10005
                                                                United States
                                                                North American Toll Free Help Line: 1 (800) 848 2998

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Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection  with the offer for ABN AMRO, RBS has filed with the U.S.  Securities and Exchange  Commission (the "SEC") a Registration
Statement on Form F-4, which  includes a preliminary  version of the  prospectus,  and the Banks have filed with the SEC a Tender Offer
Statement on Schedule TO and other  relevant  materials.  The Form F-4 has not yet become  effective.  INVESTORS  ARE URGED TO READ ANY
DOCUMENTS  REGARDING THE OFFER  BECAUSE THEY CONTAIN  IMPORTANT  INFORMATION.  Investors  may obtain a copy of such  documents  without charge,  at the SEC's website  (http://www.sec.gov/).  Copies of all documents  filed in connection with the offer may also be obtained from each Bank, without charge.

This  communication  shall not constitute an offer to sell or the  solicitation of an offer to buy any  securities,  nor shall there be any sale of securities  in any  jurisdiction  in which such offer,  solicitation  or sale would be unlawful  prior to  registration  or qualification  under the securities laws of any such  jurisdiction.  This press release is not an offer of securities for sale into the
United States. No offering of securities shall be made in the United States except pursuant to registration  under the U.S.  Securities
Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain  "forward-looking  statements".  These statements are based on the current expectations of the Banks and are  naturally  subject to  uncertainty  and  changes in certain  circumstances.  Forward-looking  statements  include  any synergy statements  and,  without  limitation,  other  statements  typically  containing  words such as  "intends",  "expects",  "anticipates",
"targets",  "plans", "estimates" and words of similar import. By their nature,  forward-looking statements involve risk and uncertainty because  they  relate to events and depend on  circumstances  that will occur in the future.  There are a number of factors  that could cause actual results and developments to differ materially from those expressed or implied by such  forward-looking  statements.  These factors include,  but are not limited to, the presence of a competitive  offer for ABN AMRO,  whether the Banks and ABN AMRO enter into any  definitive  agreement  with  respect to the  potential  acquisition  of ABN AMRO,  satisfaction  of any  conditions  to the offer, including the receipt of required  regulatory  and  anti-trust  approvals,  the  successful  completion of the offer or any  subsequent compulsory  acquisition  procedure,  the anticipated benefits of the offer (including  anticipated  synergies) not being realized,  the separation  and  integration  of ABN AMRO and its assets  among the Banks being  materially  delayed or more costly or  difficult  than expected, as well as additional factors, such as changes in economic conditions,  changes in the regulatory  environment,  fluctuations in interest and exchange rates, the outcome of litigation and government  actions.  Other unknown or unpredictable  factors could cause actual  results to differ  materially  from those in the  forward-looking  statements.  None of the Banks  undertake any  obligation to update publicly or revise forward-looking  statements,  whether as a result of new information,  future events or otherwise,  except to the extent legally required.

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Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland  Group plc,  Head  Office,  Gogarburn,  Edinburgh  EH12 1HQ, UK.  Registered  Office,  36 St Andrew  Square,
Edinburgh EH2 2YB.  Registered in Scotland No 45551

Banco Santander, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07/09/07

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat